UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Oconee Federal Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

675607 105
(CUSIP Number)

Kip A. Weissman, Esq.
Adam P. Wheeler, Esq.
Luse Gorman Pomerenk & Schick
A Professional Corporation
Suite 780
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015
(202) 274-2000
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

CUSIP NO. 675607 105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oconee Federal, MHC EIN: 35-2399471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANTTO ITEMS 2(D) OR 2(e) [ ] Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 4,164,415
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 4,164,415
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,164,415
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.38%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 675607 105

Item 1.  Security and Issuer

               The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, par value $0.01 per share (“Common Stock”), of Oconee Federal Financial Corp., a Federal corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 201 E. North Second Street, Seneca, South Carolina  29678.

Item 2.  Identity and Background

This Schedule is filed on behalf of Oconee Federal, MHC, a federally-chartered mutual holding company (the “Company”).  The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock.  The business address of the Company is 201 E. North Second Street, Seneca, South Carolina  29678.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
T. Rhett Evatt	Chief Executive Officer and Chairman of the Board of the Company
Curtis T. Evatt	President and Director of the Company
H. Allen Salter	Senior Vice President and Chief Financial Officer of the Company
Nancy M. Carter	Senior Vice President and Assistant Treasurer of the Company
Harry B. Mays, Jr.	Director, Pharmacist and Pharmacy Owner
Robert N. McLellan, Jr.	Director and Insurance agency owner
Cecil T. Sandifer, Jr.	Director and Funeral home owner
W. Maurice Poore	Director and Retired Executive Vice President and Treasurer of Oconee Federal Savings and Loan Association

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer was formed in January 2011 for the purpose of becoming the stock holding company of Oconee Federal Savings and Loan Association (the “Association”) and the Company was formed in January 2011 for the purpose of becoming the mutual holding company parent of the Issuer. On January 13, 2011, pursuant to the Amended and Restated Plan of Reorganization from a Mutual Savings and Loan Association to a Mutual Holding Company and Stock Issuance Plan of the Association (the “Plan”), 4,127,470 shares of Common Stock of the Issuer were issued to the Company, 2,094,840 shares of Common Stock of the Issuer were sold to depositors of the Association and other purchasers (the “Stock Offering”) and 125,690 shares of Common Stock of the Issuer were issued to a charitable foundation.  On December 1, 2014, the Issuer issued 36,945 shares of Issuer common stock to the Company in connection with the Issuer’s acquisition of Stephens Federal Bank (“Stephens Federal”), as described below.

Item 4.  Purpose of Transaction

On February 26, 2014, the Company, the Issuer, the Association and Stephens Federal entered into an agreement and plan of merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, as amended, effective December 1, 2014, Stephens Federal completed a voluntary supervisory conversion from a federally chartered mutual savings association to a federally chartered stock savings association and immediately merged into the Association, with the Association surviving (the “Merger”).

Pursuant to the Merger Agreement, upon completion of the Merger, the Issuer issued to the Company a number of shares of Issuer’s common stock to reflect the value of Stephens Federal. The number of Issuer shares that were issued to the Company was equal to the quotient of (i) the valuation of Stephens Federal as determined by an independent third party, divided by (ii) the average of the closing price of the Issuer’s common stock for the twenty (20) consecutive trading days ending on the third trading day preceding the effective date of the acquisition.

CUSIP NO. 675607 105

Item 5.  Interest in Securities of the Issuer

a.           As of December 1, 2014, the Company directly and beneficially owned 4,164,415 shares of the Issuer’s Common Stock, which represented 71.38% of the issued and outstanding shares of Common Stock on such date.

b.           The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c.           Other than the issuance to the Company of the shares of Issuer’s Common Stock as of December 1, 2014, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d.           No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e.           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP NO. 675607 105

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

OCONEE FEDERAL, MHC

Date: December 4, 2014	By:	/s/ Curtis T. Evatt
Curtis T. Evatt
President